UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No.1)

                               MIND C.T.I. Ltd.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Ordinary Shares, NIS 0.01 nominal value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     M7024010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)



  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.        M7024010

SCHEDULE 13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Lior Salansky
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Israel
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,624,140
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,624,140
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,624,140
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable                                                         [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.52%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

Item 1

      (a).  Name of Issuer:

             MIND C.T.I. Ltd.

            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:

            Industrial Park, Building 7, P.O. Box 144, Yoqneam 20692 Israel

            ____________________________________________________________________

Item 2

     (a).  Name of Person Filing:


           Lior Salansky
            ____________________________________________________________________

     (b).  Address of Principal Business Office, or if None, Residence:

            3 Odem St., Cesaria 38900, Israel.


            _____________________________________________________

      (c). Citizenship:

           Israel
           ______________________________________________________

      (d). Title of Class of Securities:

            Ordinary shares, NIS 0.01 nominal value ("Ordinary Shares")

            _______________________________________________________

      (e).  CUSIP Number:

             M70240 10

            ____________________________________________________________________

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable

Item 4.  Ownership.


     (a)  Amount beneficially owned:

          3,624,140

     (b)  Percent of class:

          17.52%

     (c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

     3,624,140

(ii) Shared power to vote or to direct the vote

               None


          (iii) Sole power to dispose or to direct the disposition of

                3,624,140,


          (iv)  Shared power to dispose or to direct the disposition of

                None



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the
class of securities, check the following.  [   ]

     See Item 9 below.
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


          Not Applicable
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


          Not Applicable
_______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


          Not Applicable
_______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         On February 15, 2001, Lior Salansky, the reporting person under this Amendment No. 1 to Schedule 13G (the "Reporting Person"), and MIND Israel Ltd., filed together, as a group, a Schedule 13G. On October 4, 2002, MIND Israel Ltd. sold all of its Ordinary Shares, 70,000 of which were sold to the Reporting Person, and the aforesaid group was dissolved.

All further filings with respect to transactions in the Ordinary Shares will be filed, if required, by members of the group, in their individual capacity.
______________________________________________________________________

Item 10.  Certifications.

          Not Applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 14, 2003
                                    ------------------
                                        Date


                                    /s/ Lior Salansky
                                    ------------------
                                       Lior Salansky
                                   ------------------

                                      Name/Title